FOR IMMEDIATE RELEASE: October 8, 2013	PR 13-21

Atna Resources Amends $17.5 Million Sprott Credit Facility

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) is pleased to report it has entered an agreement to amend the terms of its outstanding CAD $17.5 million credit facility with Sprott Resource Lending Partnership (“Sprott”). In August 2011, Atna entered into an agreement with Sprott obtaining a CAD $20 million credit facility in order to finance the cash portion of the Pinson Mine acquisition and to provide initial development capital for the project. The original facility was subsequently reduced by the payment of CAD $2.5 million earlier in 2013.

Under the present amendment, the outstanding balance will be amortized in eleven equal monthly payments of CAD $500,000 commencing January 31, 2014, with a final balloon payment due on November 30, 2014. The annual coupon on this facility is increased to 12.0 percent interest from 9.0 percent. In addition, Atna will pay to Sprott an extension bonus of 6,562,500 Atna Common shares, subject to approval by the TSX, and Atna has agreed to raise an additional CAD $5.0 million in working capital by March 31, 2014 including the sale of non-core assets. The shares issued to pay the facility extension bonus will be subject to a four-month hold period.

“This agreement when combined with our recently completed private placement financing has substantially improved Atna’s balance sheet. The timing of payments under this amendment allows the first payment to occur after Atna’s 2009 Gold Bond facility is retired in late-December 2013, creating greater financial flexibility to support the amortization schedule. This amendment, combined with good performance and reduced operating cost at our Briggs Mine, has positioned the company to better manage volatile gold markets, while leaving Atna poised for future growth as market sentiment improves", states James Hesketh, President & CEO.

For additional information on Atna Resources please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, including statements relating to the Company’s need to raise additional working capital by some combination of the sale of non-core assets and new equity financing, Briggs mine production and cost, the outlook for Atna’s future growth and gold market sentiment. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mine development and production operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2012 Form 20-F dated March 21, 2013.

Neither the TSX nor its regulation services provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy and accuracy of this press release.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com